EXHIBIT 11-21

DTE ENERGY COMPANY
BASIC AND DILUTED EARNINGS PER SHARE
OF COMMON STOCK

	Year Ended December 31

	2000	1999	1998

	(Thousands, except per share amounts)
BASIC:

Net Income	$468,550	$482,653	$443,012

Weighted average number of common shares outstanding (a)	143,116	145,047	145,076

Earnings per share of Common Stock based on weighted average number of shares outstanding	$3.27	$3.33	$3.05

DILUTED:

Net Income	$468,550	$482,653	$443,012

Weighted average number of common shares outstanding (a)	143,116	145,047	145,076

Incremental shares from assumed conversion of options	149	89	106

	143,265	145,136	145,182

Earnings per share of Common Stock assuming conversion of options	$3.27	$3.33	$3.05

(a)	Based on a daily average.